UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*


                          INDEPENDENT BANK CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    453838104
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

1. Name of Reporting Persons. INDEPENDENT BANK CORPORATION EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN I.R.S.

         Identification  Nos. of above persons (entities only).
         51-0099493

2.       Check appropriate box if a Member of a Group (a)
         (b)

3.       SEC use only

4.       Citizenship or Place of Organization     DELAWARE


Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power

6.       Shared Voting Power 1,138,283

7.       Sole Dispositive Power

8.       Shared Dispositive Power 1,138,283

9.       Aggregate Amount Beneficially owned by Each Reporting Person 1,138,283

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)  5.4%

12.      Type of Reporting Person EP

ITEM 1.

(a)      Name of Issuer         Independent Bank Corporation

(b)      Address of Issuer's Principal Executive Offices
                           INDEPENDENT BANK CORPORATION
                           227 W. MAIN
                           IONIA, MI 48846

ITEM 2.

(a)      Name of Person Filing  INDEPENDENT BANK CORPORATION EMPLOYEE SAVINGS
                           AND STOCK OWNERSHIP PLAN
                           TRUSTEE:  DELAWARE CHARTER GUARANTEE & TRUST COMPANY

(b)      Address of  Principal  Business  Office or, if none., Residence
                           DELAWARE CHARTER GUARANTEE & TRUST COMPANY
                           1013 CENTRE ROAD WILMINGTON, DELAWARE 19805

(c)      Citizenship       DELAWARE

(d)      Title of Class of  Securities  common  stock,  no par value

(e)      CUSIP Number      453838104

ITEM  3. IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER PERSON FILING IS A:

(f)[X]   An  employee   benefit  plan  or   endowment   fund  in   accordance
         with ss.240.13d-1(b)(1)(ii)(F);


ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)  Amount beneficially owned:  1,138,283
(b)  Percent of class: 5.4%
(c)  Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote  ______.
         (ii)   Shared power to vote or to direct  the vote  1,138,283
         (iii)  Sole power to dispose or to direct the disposition  of  _______.
         (iv)   Shared  power  to  dispose  or  to  direct  the disposition of
                1,138,283

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
Not Applicable

ITEM 10. CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of hanging or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DELAWARE CHARTER GUARANTEE & TRUST COMPANY

                                    /S/ NINO DIRIENZO
                                    ------------------------------
                                        NINO DIRIENZO
                                        DIRECTOR OF TRUST SERVICES


                                        FEBRUARY 4, 2005